UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Updates to Cryptocurrency Mining Business

As previously disclosed, in response to the adverse impacts of the COVID-19 pandemic on its core in-flight connectivity business, AirNet Technology Inc. (the “Company”) strategically diversified into cryptocurrency mining in 2021. This initiative generated revenue through the mining and sale of cryptocurrencies, contributing $2.6 million in revenue in 2021, $0.2 million in 2022, and nil in 2023 (the “Cryptocurrency Business”).

Blockchain Dynamics Limited, a subsidiary of the Company which housed the Company’s cryptocurrency mining operations, primarily mined on the Ethereum network. However, the Ethereum network completed its transition from Proof of Work (PoW) to Proof of Stake (PoS) on September 15, 2022, an event known as “The Merge,” which officially ended Ethereum mining using traditional mining rigs. As a result, mining equipment previously used for Ethereum, such as GPU rigs and Ethereum-specific ASIC miners, became obsolete for mining on the Ethereum network. Although GPUs could technically be repurposed to mine other PoW cryptocurrencies, the profitability and viability of doing so were significantly reduced. Consequently, the company’s previously purchased equipment could no longer be used effectively to generate profits.

As part of a broader corporate restructuring and to optimize capital allocation, on March 19, 2024, the Company executed certain investor repurchase agreements with Unistar Group Holdings Ltd. and Northern Shore Group Limited, pursuant to which the Company repurchased an aggregate of 1,307,229 ordinary shares of the Company at its par value of $0.04 for an aggregate purchase price of $52,289.16, in consideration for the disposition of 100% of the Company’s equity interests in Blockchain Dynamics Limited. As such, the Company completed the disposal of Blockchain Dynamics Limited and effectively exited the Cryptocurrency Business in March 2024.

However, by May 2024, recognizing the broad prospects of the global cryptocurrency market, the Company made a strategic decision to reenter the Cryptocurrency Business to capture emerging market opportunities, shifting its focus to the Bitcoin market, which continues to rely on PoW mining using dedicated ASIC miners. This foresight was validated later in the year, as Bitcoin (“BTC”) prices surged to a historic highs in December 2024.

Capitalizing on the bullish market conditions, the Company entered into a Hosting Services Agreement with BTC KZ (“BTC KZ”), a Kazakhstan corporation, on December 20, 2024 (the “Hosting Agreement”), pursuant to which BTC KZ provides hosting services for the Company’s supercomputing servers at its Almaty, Kazakhstan-based data center, including racking, power supply, cooling, and security. The Company pays a primary fee of $0.07 per kWh of electricity consumed, plus a $0.002 per kWh maintenance fee. A refundable deposit of $1.5 million was paid to BTC KZ. The Hosting Agreement has a one-year term from the servers' activation date, with options for renewal. The arrangement ensures operational stability, mutual indemnities, and confidentiality protections, with disputes governed by Hong Kong law and resolved through HKIAC arbitration.

As of the date of this report, we have mined an aggregate of 45 units of BTC from our hosted supercomputing servers in Kazakhstan.

As previously disclosed, on March 17, 2025, the Company also entered into a non-binding investment letter of intent (the “LOI”) with LLP STH Corp. (“LLP STH”), a Kazakhstan company, for the investment in and construction of a 70MW national grid-powered facility and a 60MW natural gas self-generation facility, both utilizing liquid-cooling technology to enhance operational efficiency and extend equipment lifespan. The Company shall complete a full legal and business due diligence of LLP STH to the satisfaction of the board of directors of the Company before entering into a definitive written agreement.

This strategic reentry into the Cryptocurrency Business positions the Company to leverage its prior experience in the industry, capitalize on the surging cryptocurrency market, and drive incremental revenue growth while maintaining operational flexibility.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; the occurrence of any event, change or other circumstances that could give rise to the terms of the LOI not hereafter being memorialized in a definitive agreement; the outcome of any legal proceedings that have been, or will be, instituted against the Company or other parties to the LOI following announcement of the LOI and transactions contemplated therein; the inability to complete the transactions contemplated by the LOI due to the failure to meet certain closing conditions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement of the LOI and consummation of the transaction described therein; costs related to the LOI; changes in applicable laws or regulations; as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by the Company. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

Exhibits

Exhibit No.	Description
99.1	Hosting Services Agreement dated December 20, 2024 by and between AirNet Technology Inc. and BTC KZ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: March 21, 2025	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

3